Exhibit (d)(14)

ACCELERATED DEATH BENEFIT RIDER

An Additional Benefit of this Policy

Issued By

Columbus Life Insurance Company

Accelerated Death Benefit

You may elect to receive an advance on the Death Benefit under the policy upon the occurrence of any of the following qualifying events as experienced by the Insured: (1) Specified Medical Condition; (2) Permanent Confinement to a Nursing Home; or (3) Terminal Illness.

For a joint life policy, no advance can be taken until after the death of the first Insured and upon the occurrence of a qualifying event as experienced by the surviving Insured.

You may request more than one advance for each type of qualifying event. You may make no more than one election for each type of qualifying event.

There is no charge for this rider prior to claim. We reserve the right to assess an administrative charge of not more than the Maximum Administrative Charge shown on the Policy Schedule to process a claim under this rider.

Tax Consequences

RECEIPT OF ACCELERATED DEATH BENEFIT PAYMENTS MAY ADVERSELY AFFECT THE RECIPIENT’S ELIGIBILITY FOR MEDICAID OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS. THEY MAY ALSO BE CONSIDERED TAXABLE BY THE INTERNAL REVENUE SERVICE. YOU SHOULD CONTACT YOUR PERSONAL TAX ADVISOR FOR ASSISTANCE.

Minimum and Maximum Advance Amounts

The minimum and maximum advance amounts are shown on the Policy Schedule. The amount of:

(a)                       an advance; plus

(b)                       lien interest to the next policy anniversary; plus

(c)                        the lien amount outstanding on the date of the advance

may not exceed the Maximum Advance Amount shown on the Policy Schedule.

In addition, no advance will be paid if payment would exceed a total advance amount equal to the Cash Surrender Value of all policies on the life of the Insured, plus $250,000.

If more than one qualifying event occurs simultaneously, We will use the qualifying event with the highest Maximum Advance Amount to determine the available advance amount, unless You elect otherwise. Maximum advance amounts will not be additive regardless of the number of qualifying events that apply.

Payment of Advance Amount

Advance payments will be paid in a lump sum to You or to any other payee You so designate.  Payment of the accelerated death benefit is due immediately upon receipt of the due written proof of eligibility. Lump sum payments will not be paid as an annuity contingent upon the life of the insured.  Advance payments may be made as frequently as monthly but all advance payments must be made within 12 months of the first advance payment for Specified Medical Condition, Permanent Confinement to a Nursing Home; or Terminal Illness.  No advance payments will be made on or after the policy anniversary on which the Insured is the Maximum Advance Age shown on the Policy Schedule.

Policy Lien	When an advance is paid under this rider, a lien is created against the policy. The lien is equal to the amount of advances made against the policy plus amounts added to the lien as described below.

If You do not pay lien interest when it is due, it will be added to the amount of the lien and will bear interest at the rate shown on the Policy Schedule, subject to Your right of repayment. You may repay any outstanding lien at any time before the Insured’s death.

We will increase the lien, if necessary, to keep the policy in force. The lien will continue to exist against the policy until the lien is repaid or the policy terminates, even if the lien amount exceeds the Maximum Advance Amount available under this rider.

Lien Interest

Lien interest is due and payable in advance on the date of an advance to the next policy anniversary and on each policy anniversary thereafter to the next policy anniversary. The Lien Interest Rate is shown on the Policy Schedule.

Effect of Lien on Policy	An outstanding lien will have the following effect on the policy: the Death Benefit payable if the Insured dies while the policy is in force will be reduced by the amount of any outstanding lien.

A lien will not reduce the Specified Amount or Cash Surrender Value of the policy.

We may deny Your request to make any changes to the policy while there is an outstanding lien, including the right to elect a nonforfeiture option. We may deny Your request to decrease the Specified Amount under the policy after the date of the first advance payment.

Conditions for Making Advance

The payment of any advance under this rider is conditioned upon and subject to Our receipt at the Home Office of all of the following:

(1)                       Your written request for the advance;

(2)                       the written consent of any irrevocable Beneficiary and any assignee;

(3)                       Your written designation of Us as an assignee for a portion of the Death Benefit proceeds equal to the amount of such advance, including lien interest;

(4)                       medical evidence acceptable to Us from a United States licensed physician other than the Insured or a member of their immediate families that the Insured has suffered a qualifying event. Such medical evidence must specify that:

(a)                   the Insured has been diagnosed as having a Specified Medical Condition or a Terminal Illness, or has been Permanently Confined to a Nursing Home; and

(b)                   such Specified Medical Condition, Terminal Illness, or Permanent Confinement meets the criteria set forth in the Definitions section of this rider.

We may require medical evidence of a Specified Medical Condition to be certified by a specialist as set forth in the Definitions section of this rider. We may also require a second opinion and examination of the Insured at Our expense by a physician designated by Us.

The accelerated death benefit under this rider will be made available to You on a voluntary basis only. Therefore:

(1)                       If You are required by law to elect this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, You are not eligible for this benefit.

(2)                       If You are required by a government agency to elect this benefit in order to apply for, obtain, or keep a government benefit or entitlement, You are not eligible for this benefit.

Definitions	Qualifying Event Definitions

“Specified Medical Condition” means

(1)                       Acquired Immune Deficiency Syndrome (AIDS); or

(2)                       End-Stage Renal Failure; or

(3)                       First Coronary Angioplasty; or

(4)                       First Coronary Artery Bypass; or

(5)                       First Myocardial Infarction; or

(6)                       Life Threatening Cancer; or

(7)                       Major Organ Transplant; or

(8)                       Medical condition requiring permanent, continuous life support; or

(9)                       Stroke.

“Permanent Confinement” and “Permanently Confined” mean admitted as a patient in a Nursing Home for a continuous period of at least 90 days with the expectation that the Insured will remain there for the rest of his/her life.

“Nursing Home” means a facility that meets all of the following conditions:

(1)                       it is in the United States or its territories;

(2)                       it maintains a license and operates under the laws of the state or territory where it is located;

(3)                       it provides nursing services 24 hours a day by or under the supervision of a registered nurse (R.N.) or a licensed practical nurse (L.P.N.); and

(4)                       it maintains a daily medical record of each patient.

It does not mean any of the following:

(1)                       a place that primarily treats drug addicts or alcoholics;

(2)                       a home for the mentally ill, a community living center or a place that primarily provides residential care or retirement care; or

a place owned or operated by the Owner, Insured or a member of his/her immediate family.

“Terminal Illness” means an illness that is expected to result in death within 12 months of the date the medical evidence is provided to Us.

Medical Terminology Definitions

“AIDS” (Acquired Immune Deficiency Syndrome) means the final and most serious stage of HIV (Human Immunodeficiency Virus) Disease. AIDS begins when a person with HIV infection has a CD4 immune cell count below 200. AIDS is also defined by numerous opportunistic infections and cancers that occur in the presence of HIV infection.

“End-Stage Renal Failure” means the chronic irreversible failure of both of the kidneys, which requires treatment with regular dialysis. The diagnosis of End-Stage Renal Failure must be made by a board certified nephrologist.

“First Coronary Angioplasty” means the first ever balloon angioplasty or other forms of catheter based percutaneous transluminal coronary artery therapy to correct narrowing or blockage of one or more coronary arteries. To be covered, the surgical treatment must be performed by a Legally Qualified Physician who is a board certified cardiologist.

“First Coronary Artery Bypass” means the first ever coronary artery revascularization surgery to correct narrowing or blockage of one or more coronary arteries with bypass grafts. To be covered, the surgical treatment must be performed by a Legally Qualified Physician who is a board certified cardiothoracic surgeon.

“First Myocardial Infarction” means the first ever Myocardial Infarction defined as the death of a portion of the heart muscle, due to inadequate blood supply. Proof of a Myocardial Infarction must include all of the following:

(1)                       typical clinical symptoms, such as central chest pain; and

(2)                       diagnostic increase of specific cardiac markers; and

(3)                       new electrocardiographic markers of infarction

“Licensed Health Care Practitioner” means any physician (as defined in section 1861(r)(1) of the federal Social Security Act) and any registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the federal Secretary of Health and Human Services, or as defined in the federal Health Insurance Portability and Accountability Act or any successor law or any regulation promulgated thereunder. The Licensed Health Care Practitioner must be acting within the scope of his or her United States license in the state of licensure when providing covered services or performing actions required by the contract. A Licensed Health Care Practitioner means a person, other than the Insured or Owner, a member of the Insured’s or Owner’s immediate family, or business associate of the Insured or Owner, who is duly licensed and practicing medicine in the United States, who is legally qualified to diagnose and treat sickness and injuries, has examined You, and is providing services within the scope of his or her license.

“Life Threatening Cancer” means a malignant neoplasm (including hematologic malignancy), which is characterized by the uncontrolled growth and spread of malignant cells and the invasion of tissue, and which is not specifically hereafter excluded. The following types of cancer are not considered a Life Threatening Cancer: prostate cancer staged less than T2N0M0 or equivalent staging; carcinoma in situ; pre-malignant lesions (such as intraepithelial neoplasia), benign tumors or polyps; any skin cancer other than invasive malignant melanoma in the dermis or deeper, or skin malignancies that have become Life Threatening Cancers. Life Threatening Cancer must be diagnosed pursuant to a Pathological Diagnosis or a Clinical Diagnosis.

“Major Organ Transplant” means clinical evidence of major organ(s) failure which requires the malfunctioning organ(s) or tissue of the Insured to be replaced with the organ(s) or tissue from a suitable donor under generally accepted medical procedures. Those organs or tissues covered by this definition are limited to: liver, kidney, lung, entire heart, small intestine, pancreas, pancreas-kidney or bone marrow. Medical evidence of a Major Organ Transplant must specify that the Insured is registered by the United Network of Organ Sharing (UNOS).

“Stroke” means a permanent neurological deficit resulting from cerebral vascular accident.

Reinstatement

If the policy terminates and is reinstated, this rider will automatically be reinstated with the policy. Any lien that was outstanding at the time the policy terminated will be reinstated with lien interest as if the policy had not terminated.

When Effective	The Effective Date of this rider is shown on the Policy Schedule.

Termination of Rider	This rider will terminate the date the policy terminates.

Other Provisions	Unless otherwise provided in Your written election for an advance, the payee may not commute, anticipate, assign, alienate or otherwise encumber any payment under this rider.

We will not contest this rider after it has been in effect during the Insured’s lifetime for two years from its Effective Date or, if this rider terminates because of the termination of the policy and both are reinstated, two years from its reinstatement date. No statement will be used in contesting a request for an advance unless it is false and material and in an application or supplemental application attached to this rider or to the policy of which this rider is a part.

Any contest of a reinstated rider will be based only on false and material statements in the application for reinstatement, unless termination and reinstatement occur during the first two policy years.  If the policy is reinstated in the first two policy years, a contest may be based on false and material statements in both the application for reinstatement and the original application for the policy.

We will not contest the validity of this rider after an increase in the Specified Amount of the policy after the increase has been in effect during the Insured’s lifetime for two years from the effective date of the increase.

This rider is attached to and made a part of the policy. The terms and definitions of the basic policy apply to this rider except to the extent they are in conflict with its terms.